

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Michael Munoz
Chief Financial Officer
GameSquare Holdings, Inc.
2110 Powers Ferry Road SE
Suite 450
Atlanta, GA 30339

      Re: GameSquare Holdings, Inc.
         Form 20-F for Fiscal Year Ended August 31, 2022
         Filed December 29, 2022
         File No. 001-39389

Dear Michael Munoz:

      We issued a comment to you on the above captioned filing on March 3, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 27, 2023.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services